SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 6, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

FOR IMMEDIATE RELEASE

Carl-Henric Svanberg new CEO and President of Ericsson effective April 8, 2003

STOCKHOLM, SWEDEN – February 6, 2003 – Ericsson’s (NASDAQ:ERICY) Board of Directors has today appointed Carl-Henric Svanberg new CEO and President of Ericsson. He will take office at Ericsson’s Annual General Meeting on April 8, 2003. Carl-Henric Svanberg is presently CEO for the international lock group Assa Abloy. Ericsson’s CEO and President Kurt Hellström will stay with the company until year-end in order to secure a successful hand over.

“Kurt Hellström has decided to make use of his possibility to retire at the age of 60,” says Michael Treschow, Ericsson’s chairman of the Board. “I am pleased to announce a very competent successor to Kurt Hellström today.”

Carl-Henric Svanberg has successfully led Assa Abloy into becoming the world’s leading lock maker. He has turned the company into a highly efficient organization while distinguishing himself for his excellent leadership skills.

“He will continue Kurt Hellström’s successful work in controlling Ericsson’s costs, while keeping up our leading market position,” says Michael Treschow. “Carl-Henric Svanberg will keep the same focus as Kurt Hellström, namely to make Ericsson return to profit, cut costs and to strengthen our leading position.”

“I have always perceived Ericsson as the world’s strongest company,” says Carl-Henric Svanberg. “I will take over in hard but exciting times. I am humbled by the task, but I have great confidence in Ericsson and its employees.”

“After 18 years with Ericsson, of which almost four were as President, I am very confident in handing over to Carl-Henric Svanberg,” says Kurt Hellström, Ericsson’s CEO and President. “The telecom industry is going through tough times, but it is a fundamentally strong industry with good growth potential.”

In connection to today’s announcement, Carl-Henric Svanberg acquires Ericsson B-shares to a value of SEK 100 million at an average closing price settled between the dates January 30 – February 7, 2003. Industrivärden and Investor will supply an equal part of the shares in this purchase.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Kathy Egan, Vice President, Communications, Ericsson Inc.

Phone: +1 212 685 4030,

Email: pressrelations@ericsson.com

Investors

Glenn Sapadin, Manager Investor Relations, Ericsson Inc.

Phone: +1 212 685 4030

Email: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ LARS JACOBSSON
Lars Jacobsson VP Financial Reporting and Analysis External reporting

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: February 6, 2003